UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012.

Commission File No. 000-22828

MILLICOM INTERNATIONAL

CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
___________________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.             Press release dated May 29, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: May 29, 2012	By:	/s/ Mikael Grahne

	Name:	Mikael Grahne

	Title:	President and Chief Executive Officer

PRESS RELEASE Stockholm May 29, 2012

MILLICOM INTERNATIONAL CELLULAR S.A.

Annual / Extraordinary General Meeting of Shareholders

Stockholm, May 29, 2012 – Millicom International Cellular S.A. (“Millicom”) (Stockholmsbörsen: MIC) today held its Annual General Meeting and an Extraordinary General Meeting of Shareholders in Luxembourg.

The AGM resolved to re-elect Mr Allen Sangines-Krause, Mr Hans Holger Albrecht, Ms Mia Brunell Livfors, Ms Donna Cordner, Mr Paul Donovan, Mr Kim Ignatius and Mr Omari Issa as Non-Executive Directors.  Mr Allen Sangines-Krause was re-elected as Chairman of the Board and Mr Kim Ignatius was re-elected as Chairman of the Audit Committee.

The AGM also resolved to set the number of Board Directors at eight and to elect Mr Dionisio Romero Paoletti as a new Non-Executive Director of the Company.

Mr Dionisio Romero Paoletti, aged 46, is Chairman and President of the Romero Group, a Peruvian business group founded in the late 1800s and today comprising numerous companies across a wide range of sectors from consumer products to textiles, logistics, infrastructure, trading and services.  The Group also has a controlling interest in Credicorp (BAP), the largest financial conglomerate in Peru which is listed on the New York and Lima Stock Exchanges.  Mr Romero Paoletti developed his executive career within several companies in the Romero Group and succeeded his father as Chairman of the Group in 2001.  He has served as a Board Member of Credicorp and Banco De Credito del Peru since 2003 and as Chairman since 2009.  A complete list of Mr Romero Paoletti’s directorships is available at www.millicom.com.  He holds a bachelor’s degree in Economics from Brown University and a master’s degree in Business Administration from Stanford University.

Mr Romero Paoletti qualifies as Independent of major shareholders and of the Company and its management as defined in the Swedish Code of Corporate Governance.

The meeting resolved to elect Ernst&Young S.à.r.l., Luxembourg as the external auditor of Millicom for a term ending on the day of the 2013 AGM.

An Extraordinary General Meeting, also convened today, resolved to cancel 3,200,000 shares held by Millicom in its own issued share capital.

All other resolutions proposed to Millicom’s AGM and EGM of shareholders today in Luxembourg and set out in the convening notice published on April 27, 2012, were duly passed.

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Contacts

Chairman of the Board of Directors
Allen Sangines-Krause	Tel: +352 27 759 327

Chief Financial Officer
François-Xavier Roger	Tel: +352 27 759 327

Investor Relations
Justine Dimovic	Tel: +352 27 759 479
Emily Hunt	Tel: +44 7779 018 539

Visit our web site at www.millicom.com

About Millicom

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 13 countries in Latin America and Africa. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. The Group’s mobile operations have a combined population under license of approximately 270 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

May 29, 2012 - Annual / Extraordinary General Meeting of Shareholders	Page 2 of 2